TOTAL NUMBER OF SEQUENTIAL PAGES 5
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

                                                              File No: 333-10702
                                                                   -------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                               November 21, 2003.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                            Form 20-F x Form 40-F
                                      -          ---

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

                                    Yes  No x
                                       -    -


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

ITEM 1.   Filing of Letters with the Superintendencia de Valores y Seguros.

          In accordance with the provisions of article 9(0) and section 2(0) of article 10 of the Securities Market Law N(0)18.045 and section II of the General Rule N(0)30 of the Superintendencia, the Registrant sent letters to the Superintendencia on November 21, 2003 and December 9, 2003 regarding the receipt of an offer by the Registrant from Corporacion Jose R. Lindley S.A. (JRL) for acquiring the total participation of Coca-Cola Embonor S.A. in the Peruvian company Embotelladora Latinoamericana S.A. (ELSA). Registrant has caused an English translation of such letters to be prepared, copies of which are annexed hereto as Exhibits 99.1 and 99.2.

ITEM 2.   Exhibits

Exhibit                                                                            Page
 Number                               Description                                 Number
 99.1     Letter to the Superintendencia de Valores y Seguros, dated November       3
          21, 2003

 99.2     Letter to the Superintendencia de Valores y Seguros, dated December       3
          9, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                            -----------------------
                                  (Registrant)

Date: December 12, 2003.                       By:  /s/ Roger Ford

                                               Roger Ford
                                               Chief Financial Officer

                                    Exhibits


  Exhibit
  Number                               Description

   99.1 Letter to the Superintendencia de Valores y Seguros, dated November 21, 2003

   99.2 Letter to the Superintendencia de Valores y Seguros, dated December 9, 2003


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